July 22, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:                               Joint Fidelity Bond (Bond No. 87023107B) for the Lord Abbett Securities Trust (File No. 811-07538)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, hereby enclose for filing with the Commission (i) Rider 14 to the joint insured bond covering the registered investment companies named in Exhibit B below; (ii) a copy of a certificate signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors (Trustees), who are not “interested persons” of each of the Funds approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by each Fund (Exhibit A); and (iii) Exhibit B showing the amount of a single bond each investment company could have been required to maintain and an allocation of the premium for the fidelity bond coverage. Premiums on the joint insured bond have been paid through June 30, 2008.

Very truly yours,

/s/ Raina Tai-Chew
Raina Tai-Chew
Paralegal
(201) 827-2676

Encl.

EXHIBIT A

CERTIFIED RESOLUTIONS

The undersigned, Christina T. Simmons, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Blend Trust; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Large-Cap Growth Fund; Lord Abbett Mid-Cap Value Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Municipal Income Trust; Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 13, 2007.

RESOLVED, that coverage under the joint fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company to Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, the Lord, Abbett & Co. LLC 401(k) Profit Sharing Plan, Lord Abbett Benefits Trust, and the Lord Abbett-sponsored investment companies, in the amount of $30 million, is hereby approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Fund for such Bond is hereby approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Fund as the insured.

/s/Christina T. Simmons
Christina T. Simmons
Vice President & Assistant Secretary

July 24, 2007

A-1

EXHIBIT B

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of June 30, 2007 in the following amounts:

Lord Abbett Funds	Portfolio Assets as of 6/30/07	Total Registered Management Investment Company Assets As of 6/30/07	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.	$24,428,469,155	24,428,469,155	2,500,000

Lord Abbett Blend Trust		1,739,002,449	1,500,000
Lord Abbett Small-Cap Blend	1,739,002,449

Lord Abbett Bond-Debenture Fund, Inc.	7,677,129,392	7,677,129,392	2,500,000

Lord Abbett Developing Growth Fund, Inc.	864,949,239	864,949,239	1,000,000

Lord Abbett Global Fund, Inc.		178,628,720	600,000
Equity Series	119,854,016
Lord Abbett Developing Local Markets Fund	58,774,704

Lord Abbett Investment Trust		4,267,711,398	2,300,000
Lord Abbett Convertible Fund	327,157,747
Lord Abbett Core Fixed Income	105,894,768
Lord Abbett High Yield Fund	331,845,073
Lord Abbett Limited Duration U. S. Gov’t & Gov’t Sponsored Enterprises Fund	116,780,896
Lord Abbett Total Return Fund	909,032,630
Lord Abbett U.S. Gov’t & Gov’t Sponsored Enterprises Fund	610,482,206
Lord Abbett Balanced Strategy Fund	1,428,937,576
Lord Abbett Diversified Equity Strategy Fund	43,040,451
Lord Abbett Income Strategy Fund	79,512,058
Lord Abbett World Growth & Income Strategy Fund	315,027,993

Lord Abbett Large-Cap Growth Fund	261,732,371	261,732,371	750,000

Lord Abbett Mid-Cap Value Fund, Inc.	10,630,278,591	10,630,278,591	2,500,000

Lord Abbett Research Fund, Inc.		7,785,364,216	2,500,000
Lord Abbett America’s Value Fund	1,544,954,493
Lord Abbett Growth Opportunities Fund	827,460,270
Lord Abbett Large-Cap Core Fund	1,127,657,630
Small-Cap Value Series	4,285,291,823

Lord Abbett Securities Trust		6,123,786,725	2,500,000
Lord Abbett All Value Fund	3,355,495,058

B-1

Lord Abbett Alpha Strategy Fund	443,459,959
Lord Abbett International Core Equity Fund	1,463,225,497
Lord Abbett International Opportunities Fund	452,485,839
Lord Abbett Large-Cap Value Fund	71,271,330
Lord Abbett Micro-Cap Growth Fund	55,202,159
Lord Abbett Micro-Cap Value Fund	66,226,777
Lord Abbett Value Opportunities Fund	216,420,106

Lord Abbett Series Fund, Inc.		4,242,677,661	2,300,000
All Value Portfolio	92,751,707
America’s Value Portfolio	120,683,219
Bond-Debenture Portfolio	295,361,499
Growth and Income Portfolio	2,363,470,012
Growth Opportunities Portfolio	120,824,043
International Portfolio	35,208,649
Mid-Cap Value Portfolio	1,196,301,554
Large-Cap Core Portfolio	18,076,978

Lord Abbett Municipal Income Fund, Inc.		1,705,179,026	1,500,000
Lord Abbett California Tax-Free Income Fund	167,189,561
Lord Abbett Connecticut Tax-Free Income Fund	130,845,449
Lord Abbett Hawaii Tax-Free Income Fund	99,335,438
Lord Abbett Minnesota Tax-Free Income Fund	54,497,169
Lord Abbett Missouri Tax-Free Income Fund	158,087,451
Lord Abbett National Tax-Free Income Fund	585,604,217
Lord Abbett New Jersey Tax-Free Income Fund	131,478,125
Lord Abbett New York Tax-Free Income Fund	265,088,015
Lord Abbett Texas Tax-Free Income Fund	71,562,425
Lord Abbett Washington Tax-Free Income Fund	41,491,176

Lord Abbett Municipal Income Trust		1,931,048,832	1,500,000
Florida Series	65,028,966
Georgia Series	134,208,977
Lord Abbett High Yield Municipal Bond Fund	1,552,687,712
Michigan Series	70,561,399
Pennsylvania Series	94,529,063
Lord Abbett Intermediate Tax-Free Fund	14,032,715

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	438,582,817	438,582,817	750,000

B-2

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 20, 2008	June 30, 2007 to June 30, 2008	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  Lord Abbett International Dividend Income Fund, a series of:

Lord Abbett Securities Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.